UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41085

SNOW LAKE RESOURCES LTD.
(Translation of registrant's name into English)

360 Main St 30th Floor,
Winnipeg, Manitoba R3C 4G1 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SNOW LAKE RESOURCES LTD.
(Registrant)

Date: December 23, 2024	By:	/s/ Kyle Nazareth

Kyle Nazareth
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated December 23, 2024 – Snow LakSecures Funding to Advance Uranium Exploration, Supporting Nuclear Energy's Critical Role in Powering AI Data Centers